

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03006071



January 24, 2003

Katherine A. Smith
Assistant Counsel
Corporate Governance
and Business Transactions
Allstate Insurance Company
2775 Sanders Road, A-2
Northbrook, IL 60062

Act 1934
Section
Rule 14A-8
Public Availability 1-24-2003

Re: Allstate Corporation
Incoming letter dated December 20, 2002

Dear Ms. Smith:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Allstate by Emil Rossi. We also have received a letter from the proponent's behalf dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278





Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 - Rules 14a-8(i)(3) and 14a-9

December 20, 2002

BY AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal submitted by John Chevedden for Emil Rossi for inclusion in The Allstate Corporation's 2003 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its annual meeting in 2003 the stockholder proposal submitted by Mr. Emil Rossi who is represented by Mr. John Chevedden.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, Allstate is filing this letter with you no later than 80 calendar days before March 28, 2003 the day on which Allstate currently expects to file its definitive proxy statement and form of proxy with the SEC.

Also in accordance with Rule 14a-8(j), enclosed are six copies of the following:

1. This letter addressed to the Division of Corporation Finance;

2. Mr. Rossi's letter of October 1, 2002 with his proposal (Exhibit A);

3. My letter of October 18, 2002 to Mr. Chevedden requesting the removal of the website addresses from the proposal's text (Exhibit B);

4. Mr. Chevedden's e-mail to me of October 21, 2002 (Exhibit C);

5. my e-mail reply to Mr. Chevedden dated October 23, 2002 (Exhibit D attachments omitted, but available upon request);

6. Mr. Chevedden's email to me of October 23, 2002 (Exhibit E);

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

7. print-offs of website pages referred to in the proposal (Exhibit F).

The proposal requests the Allstate Board of Directors to redeem the Company's "poison pill" or submit it for a shareholder vote (the "Proposal").

Reasons for Omission

Allstate believes it is entitled to omit the Proposal from its proxy statement because the Proposal violates Rule 14a-8(i)(3) in that it violates Rule 14a-9 which prohibits materially false or misleading statements.

The Proposal Violates the Proxy Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a proposal may be omitted from proxy material if it, or its supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements to be made in proxy soliciting materials. In addition, Staff Legal Bulletin No. 14 (July 13, 2001) states that companies may exclude a website address under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The SEC has previously indicated that websites references may be omitted from supporting statements on the basis that such sites may contain materially false or misleading information. See, Allegheny Energy, Inc. (March 20, 2002) (deleting reference to www.cii.org in supporting statement submitted by representative, John Chevedden); Sabre Holdings Corporation (March 18, 2002) (deleting reference to www.cii.org in supporting statement of John Chevedden); Raytheon Company (March 13, 2002) (deleting reference to "& www.cii.org in supporting statement of John Chevedden); AMR Corporation (April 3, 2001)(deleting reference to www.cii.org in supporting statement submitted by John Chevedden).

The reference to www.cii.org takes you to the home page of the Council of Institutional Investors (CII), an organization of pension funds, and the site addresses investment issues affecting plan assets. As such, the home page contains links to information about CII's policies on numerous topics from shareholder meeting rights to director and management compensation and further links to shareholder initiatives on various types of shareholder proposals. It should be noted that CII posts a disclaimer to its shareholder initiatives information which states that the information posted therein is "believed to be reliable but cannot be warranted or guaranteed as to accuracy, completeness, timeliness or in any other way." Attached as Exhibit F are print-offs of the various subjects accessible from the home page. These form the basis for excluding this website address as containing materially false and misleading and irrelevant material not related to the subject matter of shareholder rights agreements, and may therefore lead to shareholder confusion.

Website material, by its nature, is subject to change at any time and cannot be regulated for content by the proponent or by Allstate. In this case the website owner, CII, has expressly disclaimed responsibility for regulating the content posted on its shareholder initiatives website. As such, the website may at any time contain materially false, misleading and irrelevant information. The SEC has previously agreed that inclusion of third-party websites may undermine the proxy process requirements of Rule 14a-8 which may allow the SEC's rules relating to proxy statements to be circumvented. See, The Emerging Germany Fund, Inc. (December 22, 1998)(acknowledgement that website reference circumvents proxy rules); Templeton Dragon Fund, Inc. (June 15, 1998)(inclusion of website reference subverts the proxy process as information posted may be altered); Pinnacle West Capital Corporation (March 11, 1998)(no way to verify accuracy of information posted). Such circumvention could easily give rise to the propagation of false and misleading information that could lead to confusion by shareholders and members of the public who will access Allstate's filed proxy materials electronically and may not appreciate the fact that the information accessed through these websites is not Allstate-generated and/or sanctioned information.

On the basis of the foregoing, the Company submits that the inclusion of the website address in the Proposal renders it excludable under Rule 14a-9 as containing materially false and misleading statements and statements that are irrelevant to the subject matter of the Proposal.

Proponent's Refusal to Abide by Staff's Position in Direct Contravention of the Proxy Rules

The Company further requests the Staff to consider Mr. Chevedden's repeated experiences with the Staff on this very same issue (see Exhibit B and C and as noted in the numerous no-action letters cited above). Mr. Chevedden's refusal to amend the Proposal as requested should be the basis for excluding the Proposal in its entirety based on Rule 14a-8(i)(3) as a deliberate attempt to break the proxy rules. Further, while Staff Legal Bulletin No. 14 stated that the Staff's practice of allowing shareholders to revise their proposals to correct relatively minor defects supported the concepts underlying the shareholder proposal rules of the Exchange Act, it also stated that the Staff is spending an increasingly large portion of its time and resources responding to proposals with obvious deficiencies in terms of accuracy, clarity or relevance and admonished that such efforts are not beneficial to participants in the process and result in a diversion of resources away from analyzing core issues.

As the Staff is no doubt aware Mr. Chevedden's appetite for debate is formidable; however, in cases where the Staff has clearly stated its position on the same issue numerous times, Mr. Chevedden's refusal to cooperate should be viewed as a deliberate attempt to breach the proxy rules and is an unnecessary drain on the Staff, company and shareholder resources, and should not be tolerated.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits the Proposal from its proxy materials for its annual meeting in 2003. We would appreciate your response by January 24, 2003, so that we can meet our timetable for preparing our proxy materials and complying with Rule 14a-8(m).

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response. If you have any questions with respect to this letter, please contact me at the number listed below.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,

Katherine A. Smith

Enclosures
Copy to: John Chevedden
Emil Rossi

EXHIBIT A



Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Edward Liddy
Chairman
Allstate Corporation (ALL)
2775 Sanders Road
Northbrook, IL 60062
Phone: (847) 402-5000
Fax: (847) 402-2351

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to further the sustained performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   October 1 - 2002

Emil Rossi

cc: Katherine A. Smith
FX: 847/326-9722

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow … the voters a choice on election day."


Allstate.
You're in good hands.

EXHIBIT B

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

October 18, 2002

VIA FAX and AIRBORNE EXPRESS

John Chevedden
2215 Nelson Avenue #205
Redondo Beach, CA 90278

RE: Emil Rossi's Shareholder Proposal for The Allstate Corporation's 2003 Proxy Statement

Dear Mr. Chevedden:

We received Mr. Emil Rossi's letter dated October 1, 2002 relating to his shareholder proposal. In his letter, Mr. Rossi appoints you as representative for the proposal and directs related correspondence to your attention.

In order to include the proposal in Allstate's 2003 proxy statement, we request that you make one change consistent with the advice received last year from the Chief Counsel's office of the Division of Corporation Finance, a copy of which is enclosed.

In the text of the proposal Mr. Rossi has cited the website www.cii.org. This same website was originally included in Mr. Rossi's original proposal to us last year. As you may recall, the SEC Staff stated on February 18, 2002 that the inclusion of this website and others "may be materially false or misleading under rule 14a-9" and they therefore directed Mr. Rossi to delete it from his proposal and supporting statement.

We respectfully request that you honor the SEC's decision on the matter and indicate your agreement to delete this reference as shown on the enclosed copy of the proposal by signing below and faxing back a copy of this letter to my attention by November 8, 2002.

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

If you should wish to discuss this matter further, please feel free to contact me at 847-402-2343, or my colleague, Jennifer Hager at 847-402-3776.

Very truly yours,

Katherine A. Smith

Accepted and agreed:

John Chevedden
Representative for Emil Rossi

Attachment/Enclosure
Copy to: J. Hager
E. Kalaidjian
M. McCabe
M. McGinn
R. Pike
E. Rossi



Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Edward Liddy
Chairman
Allstate Corporation (ALL)
2775 Sanders Road
Northbrook, IL 60062
Phone: (847) 402-5000
Fax: (847) 402-2351

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to further the sustained performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   October 1-2002

Emil Rossi

cc: Katherine A. Smith
FX: 847/326-9722

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report
A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation
The Council of Institutional Investors ~~www.cii.org~~, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

February 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2001

The proposal requests that the board of directors redeem any poison pills previously issued unless it is approved by Allstate shareholders.

We are unable to concur in your view that Allstate may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";
- revise the reference to "(www.cii.org/ciicentral/policies.htm)" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Allstate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allstate omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor

EXHIBIT C

Smith, Katherine

From: SF66 [santa66fe@yahoo.com]
Sent: Monday, October 21, 2002 9:47 PM
To: Smith, Katherine
Subject: www.cii.org

Dear Ms. Smith,
We believe that www.cii.org is includable by SLB No 14 which states:
"We count a website address as one word for purposes of the 500-word limitation" and also by a number of Staff letters since February 18, 2002. Thus please withdraw this specific October 18, 2002 request.
Sincerely,
John Chevedden
cc: Emil Rossi

EXHIBIT D
(Attachments Omitted)

Smith, Katherine

From: Smith, Katherine
Sent: Wednesday, October 23, 2002 10:19 AM
To: 'SF66'
Subject: RE: www.cii.org


chevedden rtf.rtf


chevedden word.doc

Dear Mr. Chevedden:

The objection to the inclusion of www.cii.org does not go to the number of words used in Mr. Rossi's proposal. The objection goes to the SEC Staff's position that inclusion of third party websites may lead shareholders to information that is not germane to the subject of the proposal and therefore is irrelevant. In addition, the information contained on a third party website may also be false and misleading. That is the basis of Rule 14a-9 and the basis on which the Office of the Chief Counsel decided that the very same URL (www.cii.org) should be deleted from the text of the proposal submitted last year.

Despite your assertion to the contrary, this SEC position was in fact supported by three subsequent no-action letters issued after February 18, 2002 - 1) Allegheny Energy, Inc. ("In our view, the supporting statement must be revised to delete 'www.cii.org'.") March 20, 2002; 2) Sabre Holdings Corporation ("delete '& www.cii.org'; . . .") March 18, 2002; and 3) Raytheon Company ("delete '&www.cii.org'; . . .") March 13, 2002. For your convenience, I have attached these letters for your review in both Word and .rtf formats.

Each of the letters lend further support to our request and we once again respectfully ask you to respect the prior decisions of the Staff on this matter.

Mr. Chevedden, the commentary cited following Mr. Rossi's proposal pointed to the fact that the SEC 'is faced with a dramatic increased workload that is stretching its resources to the limit' - a point which we hope you will bear in mind with respect to our request.

Our request of October 18, 2002 remains. Please indicate your agreement to delete the website "www.cii.org" (as shown on the copy of the proposal sent to you) by signing a copy of the letter and returning it to my attention via fax by November 8, 2002.

Thank you.
Katherine A. Smith
Assistant Counsel
phone 847.402.2343
fax 847.326.9722

-----Original Message-----
From: SF66 [mailto:santa66fe@yahoo.com]
Sent: Monday, October 21, 2002 9:47 PM
To: Smith, Katherine
Subject: www.cii.org

Dear Ms. Smith,
We believe that www.cii.org is includable by SLB No 14 which states:
"We count a website address as one word for purposes of the 500-word limitation" and also by a number of Staff letters since February 18, 2002. Thus please withdraw this specific October 18, 2002 request.
Sincerely,

John Chevedden
cc: Emil Rossi

EXHIBIT E

Smith, Katherine

From: SF66 [santa66fe@yahoo.com]
Sent: Wednesday, October 23, 2002 9:11 PM
To: Smith, Katherine
Subject: Corporate Attorneys Owe Duty to Shareholders, Not Management

Dear Ms. Smith,
If there is any useful purpose in the company now claiming credit for concern on quality of text:
Please respond point by point to the February 25, 2002 letter to the company citing irrelevance, lack of evidence and overstatement in the company's 2002 definitive proxy position statement on this proposal topic.

And confirm that the company will not use the same type deceptive practices in the 2003 proxy.

Additionally

Corporate Attorneys Owe Duty to Shareholders, Not Management

In a speech to the American Bar Association's Business Law Section, SEC Chair Harvey Pitt said, "Outside auditors owe a duty to shareholders and the investing public to assure that a company's financial reports are reliable and truthfully prepared. Similarly, lawyers who represent corporations serve shareholders, not corporate management." "This should be self-evident," he noted. "But recent events indicate some corporate lawyers have lost sight of this axiom, a form of professional blindness that isn't new...."

Sincerely,
John Chevedden
cc: Emil Rossi

EXHIBIT F

COUNCIL *of* INSTITUTIONAL INVESTORS



About the Council
Council Policies
Council Membership
Conferences & Meetings
Corporate Governance
Press Releases

Welcome

The Council of Institutional Investors is an organization of large public, labor funds and corporate pension funds which seeks to address investment issues that affect the size or security of plan assets. Its objectives are to encourage member funds, as major shareholders, to take an active role in protecting plan assets and to help members increase return on their investments as part of their fiduciary obligations.

Founded in 1985 in response to controversial takeover activities that threatened the financial interests of pension fund beneficiaries, the group began with 20 member funds. Today the Council has over 130 pension fund members whose assets exceed $2 trillion, and more than 125 honorary international participants and educational sustainers. It is recognized as a significant voice for institutional shareholder interests.

Members Only

1730 Rhode Island Avenue, NW, Suite 512, Washington DC 20036
Tel: 202.822.0800 FAX: 202.822.0801

| Contact CII |

COUNCIL of
INSTITUTIONAL
INVESTORS

Council Policies





Money



Corporate Governance Policies

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards.

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial

connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See definition of indepedent director.)

3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)
4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

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GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:

   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of

the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;

c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.

6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles

of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on important governance, management and performance matters.
5. Companies should disclose individual director attendance figures for board and committee meetings. Disclosure should distinguish between in-person and telephonic attendance. Excused absences should not be categorized as attendance.

D. Director and Management Compensation

1. Annual approval of at least a majority of a corporation's independent directors should be required for the CEO's compensation, including any bonus, severance, equity-based and/or extraordinary payment.
2. Absent unusual and compelling circumstances, all directors should own company common stock, in addition to any options and unvested shares granted by the company.
3. Directors should be compensated only in cash or stock, with the majority of the compensation in stock.
4. Boards should award chief executive officers no more than one form of equity-based compensation.
5. Unless submitted to shareholders for approval, no "underwater" options should be repriced or replaced, and no discount options should be awarded.
6. Change-in-control provisions in compensation plans and compensation agreements should be "double-triggered," stipulating that compensation is payable only (1) after a control change actually takes place and (2) if a covered executive's job is terminated as a result of the control change.
7. Companies should disclose in the annual proxy statement whether they have rescinded and re-granted options exercised by executive officers during the prior year or if executive officers have hedged (by buying puts and selling calls or employing other risk-minimizing techniques) shares awarded as stock-based incentive or acquired through options granted by the company. Such practices reduce the risk of stock-based incentive compensation awarded to executive officers and should be disclosed to shareholders.
8. Since stock options granted to employees, directors and non-employees are compensation and have a cost, companies should include these costs as an expense on their reported income statements with appropriate valuation assumptions disclosed.

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POSITIONS

A. Board Shareholder Accountability

1. Shareholders' right to vote is inviolate and should not be abridged.
2. Corporate governance structures and practices should protect and enhance accountability to, and equal financial treatment of, shareholders. An action should not be taken if its purpose is to reduce accountability to shareholders.
3. Shareholders should have meaningful ability to participate in the major fundamental decisions that affect corporate viability.
4. Shareholders should have meaningful opportunities to suggest or nominate director candidates.
5. Shareholders should have meaningful opportunities to suggest processes and criteria for director selection and evaluation.
6. Directors should own a meaningful position in company common stock, appropriate to their personal circumstances.
7. Absent compelling and stated reasons, directors who attend fewer than 75 percent of board and board-committee meetings for two consecutive years should not be renominated.
8. Boards should evaluate themselves and their individual members on a regular basis. Board evaluation should include an assessment of whether the board has the necessary diversity of skills, backgrounds, experiences, ages, races and genders appropriate to the company's ongoing needs. Individual director evaluations should include high standards for in-person attendance at board and committee meetings and disclosure of all absences or conference call substitutions.

B. Board Size and Service

1. A board should neither be too small to maintain the needed expertise and independence, nor too large to be efficiently functional. Absent compelling, unusual circumstances, a board should have no fewer than 5 and no more than 15 members. Shareholders should be allowed to vote on any major change in board size.
2. Companies should set and publish guidelines specifying on how many other boards their directors may serve. Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards. If the director is a currently serving CEO, he or she should only serve as a director of one other company, and do so only if the CEO's own company is in the top half of its peer group. No person should serve on more than five for-profit company boards.

C. Board Meetings and Operations

1. Directors should be provided meaningful information in a timely manner prior to board meetings. Directors should be allowed reasonable access to management to discuss board issues.
2. Directors should be allowed to place items on board agendas.
3. Directors should receive training from independent sources on their fiduciary responsibilities and liabilities. Directors have an affirmative obligation to become and remain independently familiar with company operations; directors should not

rely exclusively on information provided to them by the CEO to do their jobs.

4. The board should hold regularly scheduled executive sessions without the CEO or staff present. The independent directors should also hold regularly scheduled in-person executive sessions without non-independent directors and staff present.
5. If the CEO is chairman, a contact director should be specified for directors wishing to discuss issues or add agenda items that are not appropriately or best forwarded to the chair/CEO.
6. The board should approve and maintain a CEO succession plan.
7. Auditor Independence Policy:

    - An external auditor should not perform any non-audit services for its audit clients, except (1) services that are required by statute or regulation to be performed by a company's external auditor, such as attest services, (2) services related to tax return preparation, provided that such services should not include (a) the provision of advice regarding the structuring or any transaction, (b) serving as the company's advocate or representative in the tax audit process, (c) unless, however, these services are in connection with acquisitions or divestitures of company subsidiaries or businesses, (3) accounting and tax services provided in connection with an acquisition or divestiture. Under no circumstances should a company's external auditor provide (1) non-audit services currently prohibited by SEC regulation, (2) financial information systems design or implementation services, (3) internal audit consulting services, or (4) management consulting services.
    - To ensure that the provision of permitted non-audit services does not compromise the external auditor's independence, a company's management and the audit committee of the board of directors should formulate an auditor independence policy; compliance should be monitored by the board of directors. The audit committee should be composed exclusively of directors who are independent under the definition set forth in these Core Policies and Principles and its pre-approval should be required for any contract for non-audit services in excess of $50,000 to be entered into with the company's external auditor.
    - To permit shareholders to monitor the provision of non-audit services, the company should disclose in its proxy statement the auditor independence policy and the fees paid by the company for each category of non-audit services. The proxy statement should also include a copy of the audit committee charter, contain a statement by the audit committee that it has complied with the duties outlined in the charter, confirm that the audit committee pre-approved contracts for non-audit services as described above, and contain a statement by the audit committee that it believes that the external auditor's independence has not been impaired by the audit firm's provision of permitted non-audit services.
    - In engaging the external auditor's services, the audit committee or the full board, not the company, should be designated as the auditor's client. The full board or the audit committee should seek competitive bids for the external audit engagement no less frequently than every five years.

D. Compensation

1. Pay for directors and managers should be indexed to peer or market groups, absent unusual and specified reasons for not doing so. Boards should consider options with forward contracts to align managers' interests with shareholders'.

Approved 03/25/02

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Majority Vote Companies:

For more than 50 years, shareholders have been permitted to submit resolutions to U.S. companies, and companies have been required to include them in their proxy statements, provided the resolutions satisfy the requirements set forth in rule 14a-8 of the Securities Exchange Act of 1934. Each year, the Council of Institutional Investors tracks all companies reporting majority votes on shareholder-sponsored resolutions. (This is based on the votes cast for and against the resolutions.)

To monitor responses to majority votes on shareholder resolutions, the Council sends letters to the CEO of these companies, requesting information on the board's processes for evaluating the results and the board's recommendations following the votes.

Shareowner Initiatives:

The Council is committed to tracking shareholder resolutions sponsored by Council members and other investors. Any investor is welcome to submit resolutions for inclusion on the list. The Council organizes the resolutions by subject and proponent and it tracks the outcome of resolutions.

Focus List:

Each fall, the Council releases a list of underperforming corporations, known as the "Focus List." The Focus List is intended to be used as an educational tool for our members. Many members use the list as a supplement to their own corporate governance activities.

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Legal Disclaimer

The information included on the Council of Institutional Investors' Shareowner Initiatives web page is believed to be reliable but cannot be warranted or guaranteed as to accuracy, completeness, timeliness or in any other way. Information is presented as reported and/or submitted by the sponsor(s) of the initiative(s). The Council of Institutional Investors shall not be liable for any errors in content or for any actions taken in reliance thereon.

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Browse Shareowner Initiatives For the Year 2002

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company sponsor mtg date category

Select a YEAR to view: 2002 view

Company	Sponsor	Mtg Date	Category	Result*
Abbott Laboratories	N/D	4/26/2002	Pharmaceutical Issues	4.01%
Airborne	Teamsters	4/30/2002	Classified Board	84%
Alaska Air Group	John Chevedden	5/30/2002	Simple Majority Vote	86.3%
Albertson's	Walden Asset Management	6/6/2002	Genetically Modified Foods	3.7%
Albertson's	Presbyterian Church	6/6/2002	Ceres Princples	5.5%
Albertson's	LongView	6/6/2002	Auditor Conflict	12.5%
Albertson's	Gerald R. Armstrong	6/6/2002	Classified Board	61.0%
Allegheny Energy	N/D	5/9/2002	Reincorporation	33.56%
Allegheny Energy	N/D	5/9/2002	Equal Employment	13.16%
Allegheny Energy	Charles B. Cook	5/9/2002	Executive Compensation, Severance Pay	28.53%
Allegheny Energy	John Gilbert	5/9/2002	Classified Board	55.51%
Allegheny Energy	United Brotherhood of Carpenters	5/9/2002	Auditor Conflict	40.31%
Allegheny Energy	J. Chevedden	5/9/2002	Poison Pill	54.44%
Allegheny Energy	N/D	5/9/2002	Environmental Issues	8.33%
Allstate	William E. Parker	5/16/2002	Cumulative Voting	42.1%
Allstate	John Chevedden	5/16/2002	Poison Pill	62.5%
Ameren	N/D	4/23/2002	Nuclear/Energy	5.70%
American Electric Power	Ronald Marisco	4/23/2002	Director Tenure or Retirement Age	6.99%
American Express	Evelyn Y. Davis	4/22/2002	Meeting Location	5.76%
American Home Products	Chris Rossi	4/25/2002	Poison Pill	67.11%

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Total 17 Pages: 1 2 3 4 5 6 7 8 9 10 Next Page

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 30, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allstate Corporation (ALL)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Emil Rossi

Ladies and Gentlemen:

This letter addresses the company no action request to suppress a well-established shareholder proposal topic.

Company Failure at the Start

The company appears to violate rule 14a-8 from the beginning by failing the requirement for simultaneous delivery of the no action request to both the Office of Chief Counsel and the shareholder party. The company forwarded its no action request by ordinary mail to the proponent and the company is thus unable to verify a date on which it was delivered. If the company sent this no action request to the Office of Chief Counsel by overnight delivery or other means subject to verification, it is requested that this no action request be declined on this procedural basis.

A copy of the company envelop with the December 20, 2002 postage meter date is attached.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 18

The company cites pre-SLB No. 14 cases.

SLB No. 14 accepted the inclusion of websites in shareholder proposals with, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

1) Hewitt-Packard Company (December 17, 2002)

Allowed a website reference that included a "citation to a specific source."

2) Occidental Petroleum Corporation (March 8, 2002)
"• revise the phrase that begins 'Pills adversely affect …' and ends
'… www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

3) The Boeing Company (February 7, 2002)
The company asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Emil Rossi

Edward Liddy
Chairman


NORTHBROOK
DEC 20 02
IL
PB METER
7110073
$1.52
U.S. POSTAGE

Allstate Insurance Company
2775 Sanders Rd.
Northbrook, IL 60062-6127

Allstate

TO

John Chevedden
2215 Nelson Avenue #205
Redondo Beach, CA 90278

G2941-1

3 – Shareholder Vote regarding Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills

Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Allstate may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced. Accordingly, unless the proponent provides Allstate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allstate omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Special Counsel